                                           Rule 424(b)5
                                           Registration Statement No. 333-40477

PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 7, 1998)

                                 $1,000,000,000

                           FORD MOTOR CREDIT COMPANY

                         6% NOTES DUE JANUARY 14, 2003
                            ------------------------

                    Interest payable January 14 and July 14
                            ------------------------

   THE NOTES ARE OFFERED FOR SALE IN THE UNITED STATES, EUROPE AND ASIA. SEE
    "UNDERWRITING". THE NOTES WILL MATURE ON JANUARY 14, 2003 AND MAY NOT BE REDEEMED BY FORD MOTOR CREDIT COMPANY ("FORD CREDIT") PRIOR TO MATURITY UNLESS
CERTAIN EVENTS OCCUR INVOLVING UNITED STATES TAXATION. SEE "DESCRIPTION OF NOTES
                                 --REDEMPTION".

THE NOTES WILL BE REPRESENTED BY ONE OR MORE GLOBAL NOTES REGISTERED IN THE NAME
 OF THE DEPOSITORY'S NOMINEE. BENEFICIAL INTERESTS IN THE GLOBAL NOTES WILL BE
     SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITORY AND ITS PARTICIPANTS, INCLUDING THE U.S.
   DEPOSITARIES FOR CEDEL AND EUROCLEAR. EXCEPT AS DESCRIBED HEREIN, NOTES IN DEFINITIVE FORM WILL NOT BE ISSUED. THE NOTES WILL TRADE IN THE DEPOSITORY'S
 SAME-DAY FUNDS SETTLEMENT SYSTEM UNTIL MATURITY, AND SECONDARY MARKET TRADING ACTIVITY FOR THE NOTES WILL, THEREFORE, SETTLE IN IMMEDIATELY AVAILABLE FUNDS.
     ALL PAYMENTS OF PRINCIPAL AND INTEREST WILL BE MADE BY FORD CREDIT IN IMMEDIATELY AVAILABLE FUNDS. SEE "DESCRIPTION OF NOTES -- GLOBAL CLEARANCE AND
                            SETTLEMENT PROCEDURES".

    APPLICATION HAS BEEN MADE TO THE LUXEMBOURG STOCK EXCHANGE, TO THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "HONG KONG STOCK EXCHANGE") AND TO THE STOCK
 EXCHANGE OF SINGAPORE LIMITED (THE "SINGAPORE STOCK EXCHANGE" AND TOGETHER THE "EXCHANGES") FOR PERMISSION TO DEAL IN, AND FOR LISTING OF, THE NOTES ON SUCH
EXCHANGES. DEALINGS IN THE NOTES ON THE HONG KONG STOCK EXCHANGE ARE EXPECTED TO
                         COMMENCE ON JANUARY 20, 1998.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                        INITIAL PUBLIC    UNDERWRITING DISCOUNTS     PROCEEDS TO
                                                       OFFERING PRICE(1)    AND COMMISSIONS(2)    FORD CREDIT(1)(3)
                                                       -----------------  ----------------------  -----------------
Per Note.............................................       99.974%               .350%                99.624%
Total................................................    $999,740,000           $3,500,000          $996,240,000

------------
   (1) Plus accrued interest, if any, from January 14, 1998.
   (2) Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to pay to the Representatives up to $50,000 as reimbursement for all or a portion of their expenses.
   (3) Before deducting expenses payable by Ford Credit estimated to be $200,000.

                            ------------------------

     The Notes are offered severally by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Global Notes will be made on or about January 14, 1998 through the facilities of the Depository, Cedel and Euroclear, against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY

ABN AMRO Hoare Govett                        Bear, Stearns International Limited
Chase Securities Inc.                                 Credit Suisse First Boston
Deutsche Morgan Grenfell                                    Goldman, Sachs & Co.
HSBC Markets                                                     Lehman Brothers
Merrill Lynch & Co.                                            J.P. Morgan & Co.
Nikko Europe Plc                                               Nomura Securities
Societe Generale                              Sumitomo Finance International Plc
                       Tokyo-Mitsubishi International plc

January 7, 1998

     THE HONG KONG STOCK EXCHANGE AND THE LUXEMBOURG STOCK EXCHANGE TAKE NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKE NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIM ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT AND THE PROSPECTUS.

     THE SINGAPORE STOCK EXCHANGE ASSUMES NO RESPONSIBILITY FOR THE CORRECTNESS OF ANY OF THE STATEMENTS OR OPINIONS MADE OR REPORTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. ADMISSION TO THE OFFICIAL LIST IS NOT TO BE TAKEN AS AN INDICATION OF THE MERITS OF THE ISSUER OR OF THE NOTES.

     THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS INCLUDE PARTICULARS GIVEN IN COMPLIANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE HONG KONG STOCK EXCHANGE, THE SECURITIES (STOCK EXCHANGE LISTING) RULES 1989 (CAP. 333 SUB.LEG.C) OF HONG KONG AND REQUIREMENTS OF THE SINGAPORE STOCK EXCHANGE FOR THE PURPOSE OF GIVING INFORMATION WITH REGARD TO FORD CREDIT. FORD CREDIT ACCEPTS FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND CONFIRMS, HAVING MADE ALL REASONABLE ENQUIRIES, THAT TO THE BEST OF ITS KNOWLEDGE AND BELIEF THERE ARE NO OTHER FACTS THE OMISSION OF WHICH WOULD MAKE ANY STATEMENT HEREIN MISLEADING IN ANY MATERIAL RESPECT.

     OFFERS AND SALES OF THE NOTES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM, HONG KONG AND SINGAPORE, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND THE OFFERING OF THE NOTES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Incorporation of Certain Documents By Reference.............     S-3
Directors and Principal Executive Officers of Ford Credit...     S-5
Use of Proceeds.............................................     S-5
Capitalization of Ford Motor Credit Company and
  Subsidiaries..............................................     S-6
Description of Notes........................................     S-7
Certain United States Tax Documentation Requirements........    S-11
United States Taxation of Non-United States Persons.........    S-13
Information Concerning Ford Credit..........................    S-14
Ford Motor Credit Company and Consolidated Subsidiaries --
  Selected Financial Data...................................    S-15
Information Concerning Ford.................................    S-17
Selected Financial Data and Other Data of Ford..............    S-18
Financial Review of Ford....................................    S-19
Industry Data and Market Share of Ford......................    S-23
Ratio of Earnings to Fixed Charges..........................    S-24
Underwriting................................................    S-25
General Information.........................................    S-27
                             PROSPECTUS
Available Information.......................................       2
Incorporation of Certain Documents by Reference.............       2
Information Concerning Ford Credit..........................       3
Information Concerning Ford.................................       3
Use of Proceeds.............................................       4
Description of Debt Securities..............................       4
Plan of Distribution........................................       9
Legal Opinions..............................................       9
Experts.....................................................      10

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K Report"), Ford Credit's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 (the "First Quarter 10-Q Report"), June 30, 1997 (the "Second Quarter 10-Q Report") and September 30, 1997 (the "Third Quarter 10-Q Report") and Ford Credit's Current Reports on Form 8-K dated January 29, 1997, February 12, 1997, February 19, 1997, February 26, 1997, April 18, 1997, June 9, 1997, July 16, 1997, September 8, 1997, October 8, 1997,
October 9, 1997 and October 16, 1997 are incorporated in this Prospectus Supplement by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

     The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference to the 1996 10-K Report have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their report therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     Coopers & Lybrand have given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectus with the incorporation by reference herein of their report dated January 27, 1997 in the 1996 10-K Report on the audited financial statements of Ford Credit for the financial year ended December 31, 1996 and their reports dated April 15, 1997, July 14, 1997 and October 13, 1997 in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report on the unaudited financial statements of Ford Credit for the periods ended March 31, 1997 and 1996, June 30, 1997 and 1996 and September 30, 1997 and 1996 (which reports were not prepared for inclusion herein), and the references to their name in the form and context in which they are respectively included.

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated by reference herein, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69 route d'Esch L-1470, Luxembourg.

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

E.S. Acton,
Vice President

M.E. Bannister,
Vice President

J.D. Bringard,
Vice President-General Counsel

J.P. Burkhard,
Vice President-Treasurer

J.G. Clissold,
Director and
Executive Vice President

K.J. Coates,
Director and
Executive Vice President

J.M. Devine,
Director

D.C. Flanigan,
Director and
Executive Vice President

E.B. Ford II,
Director, President
and Chief Operating Officer

R.A. Kniebes,
Vice President

M.S. Macdonald,
Director
J.T. Noone,
Vice President

M.R. O'Rear,
Vice President

W.D. Roberts,
Vice President

D.E. Ross,
Vice President

A.J. Salmon,
Vice President

G.C. Smith,
Director and
Executive Vice President

R.C. VanLeeuwen,
Vice President

J.M. Walsh,
Vice President

G.E. Watts,
Vice President

K. Whipple,
Director and
Chairman of the Board

All of the above-named persons are full-time employees of Ford Motor Company ("Ford") or Ford Credit.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for the payment of maturing debt. Such proceeds initially may be used to reduce short-term borrowings or may be invested temporarily in short-term securities. Net proceeds to be paid to Ford Credit will be U.S.$996,240,000.

                  CAPITALIZATION OF FORD MOTOR CREDIT COMPANY
                                AND SUBSIDIARIES

     The capitalization of Ford Credit and its subsidiaries at September 30, 1997 and the additional long-term indebtedness represented by (i) estimated additional long-term indebtedness placed from October 1, 1997 through November 30, 1997 and (ii) the Notes offered hereby, are as follows (in millions of U.S. dollars):

                                                               OUTSTANDING     ADDITIONAL
                                                              SEPTEMBER 30,    LONG-TERM
                                                                  1997        INDEBTEDNESS
                                                              -------------   ------------
SENIOR INDEBTEDNESS, UNSECURED
     Short-term
          Commercial paper..................................   $ 35,232.7
          Other short-term debt.............................      7,484.1
                                                               ----------
               Total short-term debt........................     42,716.8
     Long-term debt payable within one year.................     11,291.1
     Long-term notes and debentures.........................     45,983.5
Estimated additional long-term indebtedness placed from
  October 1, 1997 through November 30, 1997.................           --       $  192.2
Notes offered hereby........................................           --        1,000.0
                                                               ----------
               Total debt...................................     99,991.4
                                                               ----------
STOCKHOLDER'S EQUITY
     Capital stock, par value $100 a share (250,000 shares
      authorized, issued, and outstanding)..................         25.0
     Paid-in surplus (contributions by stockholder).........      3,719.5
     Note receivable from affiliated company................     (1,517.0)
     Unrealized gain on marketable equity securities, net of
      taxes.................................................         70.0
     Foreign currency translation adjustments...............       (167.2)
     Earnings retained for use in the business..............      7,690.2
                                                               ----------
               Total stockholder's equity...................      9,820.5
                                                               ----------
TOTAL CAPITALIZATION........................................   $109,811.9
                                                               ==========

     Except as set forth herein, there has been no material change in the capitalization of Ford Credit since September 30, 1997 to the date of this Offering Circular.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus. The Notes are part of the Debt Securities registered by Ford Credit in January 1996 and December 1997 to be issued on terms to be determined at the time of sale.

GENERAL

     The Notes will be limited to $1,000,000,000 aggregate principal amount. The Notes will be unsecured obligations of Ford Credit and will mature and be redeemed at par on January 14, 2003. The Notes will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     The Notes will bear interest from January 14, 1998 at the rate per annum set forth on the cover page of this Prospectus Supplement, payable on January 14 and July 14 of each year, commencing July 14, 1998, to the person in whose name the Note was registered at the close of business on the 15th day preceding the respective Interest Payment Date, subject to certain exceptions. The Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. In such event, the Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Notes -- Redemption". If any day on which a payment is due with respect to a Note is not a Business Day, then the holder thereof shall not be entitled to payment of the amount due until the next following Business Day nor to any additional principal, interest or other payment as a result of such delay except as otherwise provided under "Payment of Additional Amounts." "Business Day" shall mean any day which is not a Saturday or Sunday or a day on which banks in New York City and Philadelphia and any other place of payment are authorized or obligated by law or regulation to close.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and The Chase Manhattan Bank, N.A. will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to the Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, Ford Credit will appoint a paying agent and transfer agent in Luxembourg, Hong Kong and Singapore.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds

Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of Notes received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Notes by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     Ford Credit will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by Ford Credit or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United

        States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) being or having been a "10-percent shareholder" of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4), (5),
     (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes -- Redemption", Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes -- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford Credit becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, the Notes on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem the Notes pursuant to their terms.

NOTICES

     Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg, on the Hong Kong Stock Exchange, in Hong Kong, and on the Singapore Stock Exchange, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort, in Hong Kong in the South China Morning Post, and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford Credit has designated CT Corporation System in New York City as the authorized agent to receive service of process in the State of New York.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

     Exemption for Non-United States persons (IRS Form W-8). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Ford Credit through stock ownership as described in clauses
(x)(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

     Exemption for Non-United States persons with effectively connected income (IRS Form 4224). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a Note, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Note, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax", if a beneficial owner of the Note provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1998, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     EACH HOLDER OF A NOTE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH
FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX, INTEREST ON THE NOTE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30% RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM FORD CREDIT DESCRIBED UNDER THE HEADING "DESCRIPTION OF NOTES -- PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO FOREIGN HOLDERS OF THE NOTES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF NOTES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Sullivan & Cromwell, special tax counsel to the Company, and Shearman & Sterling, counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

          (i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

          (ii) a non-United States person will not be subject to United States federal withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

          (iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause
(y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1998, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.
                         ------------------------------

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada and Australia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit's insurance operations are conducted by The American Road Insurance Company ("American Road") and its subsidiaries in the United States and Canada and consist of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

            FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                          (DOLLAR AMOUNTS IN MILLIONS)

                                 NINE MONTHS ENDED
                                 OR AT SEPTEMBER 30                YEARS ENDED OR AT DECEMBER 31
                             --------------------------      -----------------------------------------
                                1997            1996            1996            1995           1994
                                ----            ----            ----            ----           ----
INCOME STATEMENT DATA
  Total revenue............  $ 13,105.0      $ 12,282.0      $ 16,614.7      $ 14,997.2      $11,847.6
  Interest expense.........     4,876.0         4,669.0         6,224.2         5,998.3        4,209.3
  Provision for credit
     losses................     1,022.2           700.8           993.3           480.4          293.9
  Income before income
     taxes.................     1,381.4         1,686.8         2,240.2         2,327.8        2,335.5
  Net income...............       812.6         1,055.9         1,440.6         1,579.4        1,487.2
  Cash dividends...........       (14.5)         (574.5)         (949.0)         (816.3)        (388.5)
Memo:
  Net credit losses
     amount................  $    695.0      $    548.3      $    830.0      $    485.9      $   223.1
  As percentage of average
     net finance
     receivables
     outstanding
     (annualized)*.........        0.83%           0.69%           0.78%           0.51%          0.27%
BALANCE SHEET DATA
  Net investment, operating
     leases................  $ 34,928.1      $ 29,627.1      $ 30,645.2      $ 25,680.2      $20,765.8
                             ==========      ==========      ==========      ==========      =========
  Finance receivables,
     net...................  $ 78,746.6      $ 78,244.8      $ 80,848.0      $ 76,376.7      $69,262.8
                             ==========      ==========      ==========      ==========      =========
  Capital
     Short-term debt.......  $ 42,716.8      $ 39,242.0      $ 43,017.0      $ 42,200.1      $39,485.3
     Long-term debt
       (including current
       portion)............    57,274.6        55,589.6        55,007.3        49,980.2       41,502.8
     Stockholder's
       equity..............     9,820.5         9,085.7         9,205.7         8,670.7        7,735.9
                             ----------      ----------      ----------      ----------      ---------
       Total capital.......  $109,811.9      $103,917.3      $107,230.0      $100,851.0      $88,724.0
                             ==========      ==========      ==========      ==========      =========

------------
* Includes net investment in operating leases.

THIRD QUARTER 1997 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in the third quarter of 1997 was $258 million, down $83 million or 24% from 1996. Ford Credit's 1997 financial results include a majority ownership (78%) of Ford Credit Europe plc ("Ford Credit Europe") and results for 1996 have been restated to reflect this ownership change. Compared with results from a year ago, the decrease primarily reflects lower net margins, higher credit losses and loss reserve requirements, and higher operating costs. Higher levels of earning assets were a partial offset.

     The deterioration in net financing margins reflects higher depreciation on operating leases and higher borrowing costs (6.49% net borrowing rate in 1997 compared with 6.41% in 1996). Higher depreciation resulted from higher residual losses on off-lease vehicles and higher residual reserves. Higher depreciation costs are expected to continue to depress Ford Credit's earnings for the remainder of 1997.

     Credit losses as a percent of average net finance receivables including net investment in operating leases increased to 0.85% in 1997 compared with 0.82% in 1996 reflecting higher losses per repossession partially offset by a decrease in repossession rates. The increase in loss per repossession reflects a weaker used vehicle market resulting in Ford Credit realizing lower prices for repossessed units sold at auction.

     Total net finance receivables and net investment in operating leases at September 30, 1997 were $113.7 billion, up $5.8 billion or 5% from a year earlier.

     During the third quarter of 1997, Ford Credit financed 39% of all new cars and trucks sold by Ford Motor Company dealers in the U.S., compared with 35% in the same period of 1996. In Europe, Ford Credit financed 31% of all new vehicles sold by Ford Motor Company in the third quarter of 1997 compared with 32% in the third quarter of 1996. Ford Credit provided retail customers with financing for 652,000 new and used vehicles in the United States and 192,000 in Europe. In the third quarter of 1997, Ford Credit provided wholesale financing for 79% of Ford Motor Company U.S. factory sales and 94% of Ford Motor Company Europe factory sales compared with 79% for the U.S. and 91% for Europe in third quarter 1996.

FIRST NINE MONTHS 1997 RESULTS OF OPERATIONS

     For the first nine months of 1997, Ford Credit's consolidated net income was $813 million, down $243 million or 23% from the first nine months of 1996. Compared with results from a year ago, the decrease primarily reflects higher credit losses and loss reserve requirements, lower net margins, and higher taxes. Higher levels of earning assets were a partial offset.

     Credit losses as a percent of average net finance receivables including net investment in operating leases increased to 0.83% in the first nine months of 1997 compared with 0.69% in the same period of 1996 reflecting an increase in repossession rates and higher losses per repossession. The increased repossession ratio reflects an increased mix of used vehicle financing and expanded purchase policies to generate financing volume. The increase in loss per repossession reflects a weaker used vehicle market resulting in Ford Credit realizing lower prices for repossessed units sold at auction.

     The deterioration in net financing margins reflects higher depreciation on operating leases which resulted from higher residual losses on off-lease vehicles and higher residual reserves. Improved yields and lower borrowing costs (6.58% net borrowing rate in 1997 compared with 6.63% in 1996) were a partial offset.

     During the first nine months of 1997, Ford Credit provided retail financing for 38% of all new cars and trucks sold by Ford Motor Company dealers in the United States, equal to the same period a year ago. In Europe, Ford Credit financed 28% of all new vehicles sold by Ford Motor Company in the first nine months of 1997, also equal to last year. Ford Credit provided retail financing for 1,961,000 new and used vehicles in the United States and 550,000 in Europe. In the first nine months of 1997, Ford Credit provided wholesale financing for 79% of Ford Motor Company U.S. factory sales, equal to last year, and 95% of Ford Motor Company Europe factory sales compared with 91% for the first nine months of 1996.

RECENT DEVELOPMENT

     In December 1997, Ford Credit paid a $500 million cash dividend to Ford FSG, Inc.

LIQUIDITY AND CAPITAL RESOURCES

     Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper, the issuance of term debt and, in the case of Ford Credit Europe, certificates of deposit. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers' wholesale inventories and for income taxes. Ford Credit's ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item 1 -- Business -- "Business of Ford Credit -- Borrowings and Other Sources of Funds" in the 1996 10-K Report and see the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report. For additional information regarding Ford Credit's association with Ford, see Item 1 --Business -- "Certain Transactions with Ford and Affiliates" in the 1996 10-K Report.

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford also is one of the largest providers of financial services worldwide.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities primarily are conducted through the following subsidiaries: Ford Credit, Associates First Capital Corporation ("The Associates") and The Hertz Corporation ("Hertz").

                 SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

     The following table sets forth selected financial data and other data concerning Ford:

                                                NINE MONTHS ENDED
                                               OR AT SEPTEMBER 30                YEARS ENDED OR AT DECEMBER 31
                                               -------------------   -----------------------------------------------------
                                                 1997       1996       1996       1995       1994       1993        1992
                                                 ----       ----       ----       ----       ----       ----        ----
                                                                     (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME INFORMATION
Automotive
  Sales......................................  $ 89,926   $ 86,518   $118,023   $110,496   $107,137   $  91,568   $ 84,407
  Operating income/(loss)....................     4,994      1,958      2,516      3,281      5,826       1,432     (1,775)
  Income/(loss) before cumulative effects of
    changes in accounting principles.........     3,373      1,265      1,655      2,056      3,913       1,008     (1,534)
Financial Services
  Revenues...................................    22,637     21,640     28,968     26,641     21,302      16,953     15,725
  Income before income taxes and cumulative
    effects of changes in accounting
    principles...............................     2,941      3,047      4,222      3,539      2,792       2,712      1,825
  Income before cumulative effects of changes
    in accounting principles.................     1,751      1,977      2,791      2,083      1,395       1,521      1,032
Total Ford
  Income/(loss) before cumulative effects of
    changes in accounting principles.........     5,124      3,242      4,446      4,139      5,308       2,529       (502)
  Cumulative effects of changes in accounting
    principles...............................        --         --         --         --         --          --     (6,883)
  Net income/(loss)..........................     5,124      3,242      4,446      4,139      5,308       2,529     (7,385)
Amounts Per Share of Common Stock and Class B
  Stock After Preferred Stock Dividends*
  Income/(loss) before cumulative effects of
    changes in accounting principles.........      4.26       2.71       3.72       3.58       4.97        2.27      (0.73)
  Cumulative effects of changes in accounting
    principles...............................        --         --         --         --         --          --      (7.08)
                                               --------   --------   --------   --------   --------   ---------   --------
  Income/(loss) assuming no dilution.........      4.26       2.71       3.72       3.58       4.97        2.27      (7.81)
  Income/(loss) assuming full dilution.......      4.15       2.66       3.64       3.33       4.44        2.10      (7.81)
  Cash dividends.............................     1.225      1.085       1.47       1.23       0.91        0.80       0.80
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets...............................    85,440     78,066     79,658     72,772     68,639      61,737     57,170
  Debt payable within one year...............     1,587      2,125      1,661      1,832        155         932      1,249
  Long-term debt -- noncurrent portion.......     6,620      5,171      6,495      5,475      7,103       7,084      7,068
Financial Services
  Total assets...............................   188,783    180,435    183,209    170,511    150,983     137,201    123,375
  Debt.......................................   155,407    148,320    150,205    141,317    123,713     103,960     90,188
  Deposit accounts**.........................        --         --         --         --         --      10,549     14,030
Total Ford
  Total assets...............................   274,223    258,501    262,867    243,283    219,622     198,938    180,545
  Debt (incl. deposit accounts)..............   163,614    155,616    158,361    148,624    130,971     122,525    112,535
  Stockholders' equity***....................    29,677     26,152     26,762     24,547     21,659      15,574     14,753
  Cash dividends.............................     1,503      1,328      1,800      1,559      1,205       1,086        977
OTHER DATA
Total Ford
  Capital expenditures.......................     6,166      6,145      8,651      8,997      8,546       6,814      5,790
  Depreciation and amortization of special
    tools....................................     9,932      9,378     12,791     11,719      9,336       7,468      6,755
  Worldwide vehicle unit sales of cars,
    trucks and tractors (in thousands).......     5,152      4,900      6,653      6,606      6,853       6,184      5,940

------------
  * Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

 ** Deposit accounts relate to First Nationwide Financial Corporation (for 1992-1993).

*** The cumulative effects of changes in accounting principles reduced equity by $6,883 million in 1992.

                            FINANCIAL REVIEW OF FORD

OVERVIEW

     Ford's worldwide net income was a record $1,125 million in third quarter 1997, or $0.90 per share of Common and Class B Stock (fully diluted), compared with $686 million, or $0.56 per share (fully diluted) in third quarter 1996. Ford's worldwide sales and revenues were $36.1 billion, up $2.1 billion from a year ago. Vehicle unit sales of cars and trucks were 1,596,000, up 144,000 units. Stockholders' equity was $29.7 billion at September 30, 1997, up $2.9 billion compared with December 31, 1996.

RESULTS OF OPERATIONS

     Ford's net income for worldwide Automotive operations in third quarter 1997 and 1996 and first nine months 1997 and 1996 was as follows (in millions):

                                                               THIRD QUARTER       NINE MONTHS
                                                               --------------    ----------------
                                                               1997     1996      1997      1996
                                                               ----     ----      ----      ----
U.S. Automotive............................................    $ 485    $ 634    $2,513    $1,379
Automotive Outside U.S.
-- Europe..................................................     (147)    (472)      115      (203)
-- South America...........................................      133     (226)      111      (355)
-- Other...................................................      163       79       634       444
                                                               -----    -----    ------    ------
  Total Automotive Outside U.S.............................      149     (619)      860      (114)
                                                               -----    -----    ------    ------
     Total Automotive......................................    $ 634    $  15    $3,373    $1,265
                                                               =====    =====    ======    ======

     Ford's net income for worldwide Financial Services operations in third quarter 1997 and 1996 and first nine months 1997 and 1996 was as follows (in millions):

                                                               THIRD QUARTER       NINE MONTHS
                                                               --------------    ----------------
                                                               1997     1996      1997      1996
                                                               ----     ----      ----      ----
Ford Credit................................................    $ 258    $ 341    $  813    $1,056
The Associates.............................................      271      230       754       623
USL Capital................................................       --      117        --       198
Hertz......................................................       93       74       167       123
One-Time Actions
-- Gain on sale of Common Stock of The Associates
   and Hertz...............................................       --       --       269       650
-- Budget Rent a Car write-down and sale of USL Capital....       --       76        --      (342)
Minority Interests, Eliminations, and Other................     (131)    (167)     (252)     (331)
                                                               -----    -----    ------    ------
     Total Financial Services..............................    $ 491    $ 671    $1,751    $1,977
                                                               =====    =====    ======    ======
Memo: Ford's share of earnings in
  The Associates...........................................    $ 219    $ 186    $  608    $  555
  Hertz....................................................       75       74       140       123

THIRD QUARTER 1997 RESULTS OF OPERATIONS

Automotive Operations

     Ford's worldwide Automotive operations earned $634 million in third quarter 1997 on sales of $28.2 billion, compared with $15 million in third quarter 1996 on sales of $26.5 billion. Overall, the increase was more than explained by improved results in South America and Europe.

     Earnings for Automotive operations in the U.S. were down $149 million in third quarter 1997 compared with a year ago. The decrease reflected primarily a lower 1996 effective tax rate and higher marketing costs, offset partially by improved volumes and vehicle mix. The U.S. Automotive after-tax return on sales was 2.6% in third quarter 1997, down 1.1 points from a year ago.

     The seasonally-adjusted annual selling rate for the U.S. car and truck industry was 15.8 million units in third quarter 1997, up from 15.4 million units in third quarter 1996. The company expects car and truck industry sales for full-year 1997 to be about equal to 1996. Ford's combined U.S. car and truck share was 24.6% in third quarter 1997, up 1/10 of a point from a year ago.

     Lower losses for Automotive operations in Europe reflected primarily lower operating costs (at constant volume and mix). The European automotive industry continues to be extremely competitive as a result of excess industry capacity; this trend is expected to continue in fourth quarter 1997 and beyond.

     The seasonally-adjusted annual selling rate for the European car and truck industry was 15.7 million units in third quarter 1997, up from 14.6 million units in third quarter 1996. The company expects car and truck industry sales for full-year 1997 to be slightly above 1996. Ford's combined European car and truck market share was 11.4% in third quarter 1997, down 6/10 of a point from a year ago. The lower European market share resulted primarily from aggressive marketing efforts by competitors in Germany.

     Automotive operations in South America earned a profit in third quarter 1997, compared with a loss a year ago. The improvement reflected primarily lower costs (at constant volume and mix), higher volumes, and a favorable tax rate.

Financial Services Operations

     Financial Services operations earned $491 million in third quarter 1997, down $180 million compared with a year ago. Excluding a $76-million gain on sale of USL Capital assets in third quarter 1996, earnings were down $104 million. The net reduction reflects a decline in earnings at Ford Credit and the absence of earnings from USL Capital.

     For a discussion of Ford Credit's operations in third quarter 1997, see "Ford Motor Credit Company and Consolidated Subsidiaries -- Third Quarter 1997 Results of Operations."

     Earnings at The Associates in third quarter 1997 were an all-time record for any quarter. Compared with third quarter 1996, the improved earnings reflected primarily higher levels of earning assets and improved net interest margins, offset partially by higher credit losses. Credit losses as a percent of average net finance receivables were 2.45% in third quarter 1997, compared with 2.14% in third quarter 1996, reflecting primarily losses in unsecured portfolios. Unsecured losses have been driven by increases in consumer bankruptcy filings. The Associates believes the higher levels of credit losses may continue.

     Earnings at Hertz in third quarter 1997 also were an all-time record for any quarter. Compared with third quarter 1996, improved earnings reflected continued strong performance in the U.S. car rental market both in terms of increased transaction volume and more favorable pricing.

FIRST NINE MONTHS 1997 RESULTS OF OPERATIONS

     Ford earned a record $5,124 million, or $4.15 per share of Common and Class B Stock (fully diluted), in first nine months 1997, compared with $3,242 million, or $2.66 per share (fully diluted), in first nine months 1996. One-time actions at Financial Services operations in first nine months 1997 and 1996 are included in the table above. Results for Automotive operations for first nine months 1997 included a $169 million charge for manufacturing restructuring actions. Automotive results for first nine months 1996 included a $100 million charge for employee separation programs.

     Ford's worldwide sales and revenues in first nine months 1997 were $112.6 billion, up $4.4 billion from a year ago. Vehicle unit sales of cars and trucks were 5,152,000, up 252,000 units.

Automotive Operations

     Ford's worldwide Automotive operations earned $3,373 million in first nine months 1997 on sales of $89.9 billion, compared with $1,265 million in first nine months 1996 on sales of $86.5 billion. The increase was explained primarily by improved earnings in all major regions.

     Earnings on Automotive operations in the U.S. were up $1,134 million in first nine months 1997 compared with a year ago. The increase reflected primarily higher margins from on-going cost and quality improvements, and vehicle mix improvements. The U.S. Automotive after-tax return on sales was 4.3% in first nine months 1997, up 1.8 points from a year ago.

     The seasonally-adjusted annual selling rate for the U.S. car and truck industry was 15.5 million units in first nine months 1997, compared with 15.6 million units in first nine months 1996. Ford's combined U.S. car and truck market share was 25.1%, up 1/10 of a point compared with a year ago, and down 1/10 of a point from full year 1996.

     Earnings on Automotive operations in Europe in first nine months 1997 were up $318 million from a year ago, reflecting primarily lower operating costs (at constant volume and mix), offset partially by lower volumes.

     The seasonally-adjusted annual selling rate for the European car and truck industry was 14.8 million units in first nine months 1997, up from 14.3 million units in first nine months 1996. Ford's combined European car and truck market share was 11.5% in first nine months 1997, down half of a point from a year ago, and down 3/10 of a point from full year 1996.

     Automotive operations in South America earned a profit in first nine months 1997, compared with a loss a year ago. The improvement reflected primarily improved volume and mix, lower material costs (at constant volume and mix), and a favorable tax rate.

Financial Services Operations

     Earnings for Financial Services operations were $1,751 million in first nine months 1997, down $226 million compared with a year ago. Results in first nine months 1997 and first nine months 1996 included the one-time actions shown in the table above; excluding these items, earnings were down $187 million.

     For a discussion of Ford Credit's operations in the first nine months of 1997, see "Ford Motor Credit Company and Consolidated Subsidiaries -- First Nine Months 1997 Results of Operations."

     Higher earnings at The Associates and at Hertz in first nine months 1997, compared with first nine months 1996, reflected primarily the same factors as those described in the discussion of third quarter results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Operations

     Automotive cash and marketable securities were $19.3 billion at September 30, 1997, up $3.9 billion from December 31, 1996. Ford paid $1,503 million in cash dividends on its Common Stock, Class B Stock and Preferred Stock during first nine months 1997.

     Automotive capital expenditures were $5.8 billion in first nine months 1997, down $43 million from the same period a year ago. For full year 1997, Ford's capital spending is expected to be about the same as it was in 1996; however, as a percentage of sales, spending is expected to be lower.

     Automotive debt at September 30, 1997 totaled $8.2 billion, which was 22% of total capitalization (stockholders' equity and Automotive debt), compared with 23% of total capitalization at year-end 1996.

     At September 30, 1997, Ford had long-term contractually committed global credit agreements under which $8.3 billion is available from various banks at least through June 30, 2002. The entire $8.3 billion may be used, at Ford's option, by any affiliate of Ford; however, any borrowing by an affiliate will be guaranteed by Ford. Ford also has the ability to transfer on a nonguaranteed basis $8 billion of such credit lines in varying portions to Ford Credit and Ford Credit Europe. In addition, at September 30, 1997, $465 million of contractually committed credit facilities were available to various Automotive affiliates outside the U.S. Approximately $71 million of these facilities were in use at September 30, 1997.

Financial Services Operations

     Financial Services cash and investments in securities totaled $4.3 billion at September 30, 1997, down $1.7 billion from December 31, 1996.

     Net receivables and lease investments were $169.9 billion at September 30, 1997, up $8 billion from December 31, 1996.

     Total debt was $155.4 billion at September 30, 1997, up $5.2 billion from December 31, 1996.

     Outstanding commercial paper at September 30, 1997 totaled $35.2 billion at Ford Credit, $19.5 billion at The Associates, and $1.4 billion at Hertz, with an average remaining maturity of 31 days, 24 days, and 27 days, respectively.

     At September 30, 1997, Financial Services had a total of $42 billion of contractually committed support facilities (excluding the $8 billion available under Ford's global credit agreements). Of these facilities, $23.8 billion are contractually committed global credit agreements under which $19.2 billion and $4.6 billion are available to Ford Credit and Ford Credit Europe, respectively, from various banks; 61% and 77%, respectively, of such facilities are available through June 30, 2002. The entire $19.2 billion may be used, at Ford Credit's option, by any subsidiary of Ford Credit, and the entire $4.6 billion may be used, at Ford Credit Europe's option, by any subsidiary of Ford Credit Europe. Any borrowings by such subsidiaries will be guaranteed by Ford Credit or Ford Credit Europe, as the case may be. At September 30, 1997, $100 million of the Ford Credit global facilities were in use and $363 million of the Ford Credit Europe global facilities were in use. Other than the global credit agreements, the remaining portion of the Financial Services support facilities at September 30, 1997 consisted of $16.1 billion of contractually committed support facilities available to various affiliates in the U.S, and $2.1 billion of contractually committed support facilities available to various affiliates outside the U.S.; at September 30, 1997, approximately $1.3 billion of these facilities were in use. Furthermore, banks provide $1.6 billion of liquidity facilities to support the asset-backed commercial paper program of a Ford Credit sponsored special purpose entity.

OTHER EVENTS

Debt Rating Revision

     On October 8, 1997, Standard & Poor's Rating Group ("S&P") announced that it had lowered certain debt ratings of Ford and certain of its subsidiaries as a result of Ford's announced plan to spin off The Associates (discussed below). Among others, Ford's, Ford Credit's and Ford Credit Europe's senior long-term debt ratings were lowered from A+ to A, and Hertz' senior long-term debt and commercial paper ratings were lowered from A- and A-1 to BBB+ and A-2, respectively. The debt ratings of The Associates and its subsidiaries were affirmed by S&P.

     Also on October 8, 1997, Moody's Investor Service ("Moody's")confirmed all of the debt ratings of Ford and its subsidiaries, including the senior long-term debt ratings of A1 for Ford, Ford Credit, and Ford Credit Europe and A3 for Hertz, and the commercial paper rating of Prime-1 for Ford Credit, Ford Credit Europe and Hertz. On January 5, 1998, Moody's again confirmed these ratings and changed its outlook for Ford, Ford Credit and other Ford subsidiaries from "stable" to "negative".

Distribution of Interest in Associates First Capital Corporation

     On October 8, 1997, Ford announced its plan to "spin off" or distribute its 80.7% interest in The Associates to Ford Common and Class B stockholders. The spin-off is subject to the receipt of a ruling from the U.S. Internal Revenue Service that the transaction will be tax-free to Ford and its stockholders. The ruling process is expected to be completed in the first quarter of 1998. Upon receipt of a favorable ruling, Ford plans to distribute its 279.5 million shares of The Associates to Ford stockholders in proportion to their ownership of Common and Class B stock.

     In 1996 and in first nine months 1997, The Associates contributed 16.8% and 11.9%, respectively, to Ford's consolidated earnings. Generally, the earnings of The Associates have been retained by The Associates to fund its growth.

Accounting Changes

     Brazil has been considered a highly inflationary economy since the implementation of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". The instability of the local currency in a hyperinflationary economy precludes its use as the functional currency for the measurement of business operations. Ford has used the U.S. dollar as the functional currency for its Brazilian operations during this hyperinflationary period.

     Beginning January 1, 1998, Brazil will no longer be considered a highly inflationary economy. The U.S. dollar will continue to be the designated functional currency for Ford's Brazilian operations in 1998 based on the primary economic environment in which the operations are conducted. Therefore, the change to a non-highly inflationary designation will have no effect on Ford's consolidated financial statements in 1998.

     The designated functional currency for Ford Brazil will be reviewed periodically.

                     INDUSTRY DATA AND MARKET SHARE OF FORD

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                               U.S. INDUSTRY RETAIL DELIVERIES
                                                                     (MILLIONS OF UNITS)
                                              -----------------------------------------------------------------
                                                NINE MONTHS
                                                   ENDED
                                               SEPTEMBER 30*                 YEARS ENDED DECEMBER 31
                                              ---------------      --------------------------------------------
                                              1997       1996      1996      1995      1994      1993      1992
                                              ----       ----      ----      ----      ----      ----      ----
Cars....................................      8.4        8.7       8.6       8.6       9.0       8.5       8.2
Trucks..................................      7.1        6.9       6.9       6.5       6.4       5.7       4.9

------------
* Seasonally adjusted annual rates.

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                          FORD U.S. CAR AND TRUCK MARKET SHARES
                                             ----------------------------------------------------------------
                                              NINE MONTHS
                                                 ENDED
                                              SEPTEMBER 30                 YEARS ENDED DECEMBER 31
                                             --------------      --------------------------------------------
                                             1997      1996      1996      1995      1994      1993      1992
                                             ----      ----      ----      ----      ----      ----      ----
Cars...................................      19.7%     20.5%     20.6%     20.9%     21.8%     22.3%     21.8%
Trucks.................................      31.5      30.8      31.1      31.9      30.1      30.5      29.7

     For additional information regarding Ford, see the 1996 10-K Report, the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford Credit and Ford were as follows for each of the periods indicated:

                                              NINE MONTHS                    YEARS ENDED DECEMBER 31
                                                 ENDED             --------------------------------------------
                                           SEPTEMBER 30, 1997      1996      1995      1994      1993      1992
                                           ------------------      ----      ----      ----      ----      ----
Ford Motor Credit Company............             1.3              1.3       1.3       1.5       1.5       1.3
Ford Motor Company...................             2.0              1.6       1.6       2.0       1.5        *

------------
* Earnings were inadequate to cover fixed charges by $237 million.

     For purposes of the Ford Credit ratio, "earnings" consist of income before income taxes and cumulative effects of changes in accounting principles and fixed charges. Income before income taxes and cumulative effects of changes in accounting principles of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. "Fixed charges" consist of interest on borrowed funds, (there are no cumulative dividend requirements on subsidiary preferred stock) amortization of debt discount, premium, and issuance expense and one-third of all rental expense (the proportion deemed representative of the interest factor).

     For purposes of the Ford ratio, "earnings" include the income/(loss) before income taxes and cumulative effects of changes in accounting principles of Ford and its majority-owned subsidiaries and trusts, whether or not consolidated, its proportionate share of any fifty-percent-owned companies, and any income received from less-than-fifty-percent-owned companies and fixed charges. "Fixed charges" consist of interest on borrowed funds, preferred stock dividend requirements of majority-owned subsidiaries and trusts, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated January 7, 1998 and the Pricing Agreement dated January 7, 1998 relating to the Notes, Ford Credit has agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters, for whom Morgan Stanley & Co. International Limited is acting as representative (the "Representative"), has severally agreed to purchase the principal amount of Notes set forth opposite its name below.

                                                            PRINCIPAL AMOUNT
                       UNDERWRITER                              OF NOTES
                       -----------                          ----------------
Morgan Stanley & Co. International Limited................       406,250,000
Salomon Brothers International Limited....................       406,250,000
ABN AMRO Bank N.V. .......................................        12,500,000
Bear, Stearns International Limited.......................        12,500,000
Chase Securities Inc. ....................................        12,500,000
Credit Suisse First Boston Corporation....................        12,500,000
Deutsche Bank AG London...................................        12,500,000
Goldman, Sachs & Co. .....................................        12,500,000
Lehman Brothers International (Europe)....................        12,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated........        12,500,000
Midland Bank plc..........................................        12,500,000
J. P. Morgan Securities Inc. .............................        12,500,000
Nikko Europe Plc..........................................        12,500,000
Nomura International plc..................................        12,500,000
Societe Generale..........................................        12,500,000
Sumitomo Finance International Plc........................        12,500,000
Tokyo-Mitsubishi International plc........................        12,500,000
                                                            ----------------
            Total.........................................  US$1,000,000,000
                                                            ================

     In the event of default by one or more Underwriters, the Underwriting Agreement provides that in certain circumstances other Underwriters may be substituted or the commitment of each non-defaulting Underwriter may be increased up to 10%. However, if the default involves more than one-eleventh of the aggregate principal amount of the Notes, the Pricing Agreement relating to the Notes may be terminated by Ford Credit or by 50% or more in interest of non-defaulting Underwriters, or, if not so terminated, less than all the Notes may be sold.

     The Underwriters have advised Ford Credit that they propose initially to offer all or part of the Notes directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of .250% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .125% of the principal amount of the Notes to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are offered for sale in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit except as set forth in the Underwriting Agreement and the Pricing Agreement.

     Each Underwriter has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in Hong Kong the Notes by means of any document except to a person whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance

(Cap. 32 of the Laws of Hong Kong), and (ii) it has not issued, and will not issue, any invitation or advertisement relating to the Notes in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

     Each Underwriter acknowledges that this Prospectus Supplement and accompanying Prospectus has not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than
(1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     The Notes are a new issue of securities with no established trading market. Ford Credit has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     All secondary trading in the Notes will settle in immediately available funds. See "Description of Notes -- Global Clearance and Settlement Procedures".

     It is expected that delivery of the Notes will be made against payment therefor on or about January 14, 1998, which is the fifth business day following the date hereof (such settlement cycle being herein referred to as "T+5"). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

     Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In the ordinary course of their respective businesses, affiliates of Chase Manhattan International Limited engage in general financing and banking transactions with Ford and Ford Credit.

                              GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Ford Credit and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained free of charge at such office.

     Application has also been made to list the Notes on the Hong Kong Stock Exchange and the Singapore Stock Exchange. So long as any of the Notes remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford Credit will be available for inspection at the offices of The Chase Manhattan Bank, N.A., World Trade Centre, 280 Gloucester Road, Causeway Bay, Hong Kong and the offices of The Chase Manhattan Bank, N.A., Shell Tower, 50 Raffles Place, Singapore 048623. In addition, copies of all documents incorporated in this document and the First Supplement by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of The Chase Manhattan Bank, N.A. in Hong Kong and the offices of The Chase Manhattan Bank, N.A. in Singapore.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 1996.

     Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on March 14, 1997.

     The Notes have been assigned Euroclear and Cedel Common Code No. 8356718, International Security Identification Number (ISIN) US345397RT24 and CUSIP No. 345397RT2.

                            ------------------------

                           FORD MOTOR CREDIT COMPANY
                                DEBT SECURITIES

     Ford Credit, in December 1997, registered with the Securities and Exchange Commission $5,000,000,000 aggregate principal amount of its Debt Securities consisting of notes and/or debentures denominated in United States dollars or any other currency or currencies, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. In addition to the $5,000,000,000 principal amount of Debt Securities registered in December 1997 pursuant to the Registration Statement of which this Prospectus is a part, the principal amount of Debt Securities covered by this Prospectus includes $725,000,000 principal amount of Debt Securities registered in January 1996. The Prospectus Supplement accompanying this Prospectus sets forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford Credit, the form of Debt Securities and other specific terms relating to such series of Debt Securities.

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford Credit, or any underwriters, are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
              AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
         MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPEC-
         TUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JANUARY 7, 1998.

                             AVAILABLE INFORMATION

     FORD MOTOR CREDIT COMPANY ("FORD CREDIT") AND FORD MOTOR COMPANY ARE SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 AND IN ACCORDANCE THEREWITH FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). AS USED HEREIN OR IN THE PROSPECTUS SUPPLEMENT, "FORD" REFERS TO FORD MOTOR COMPANY AND ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION: 7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048 AND CITICORP CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AT PRESCRIBED RATES. THE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS AND OTHER INFORMATION REGARDING FORD AND FORD CREDIT (HTTP://WWW.SEC.GOV). SUCH REPORTS AND OTHER INFORMATION CONCERNING FORD CREDIT AND FORD CAN ALSO BE INSPECTED AT THE OFFICES OF THE NEW YORK STOCK EXCHANGE, INC., 20 BROAD STREET, NEW YORK, NEW YORK 10005, AND, WITH RESPECT TO FORD CREDIT, ALSO AT THE OFFICES OF THE AMERICAN STOCK EXCHANGE, INC., 86 TRINITY PLACE, NEW YORK, NEW YORK 10006, ON WHICH CERTAIN OF FORD CREDIT'S DEBT SECURITIES ARE LISTED.

     Ford Credit has filed with the Commission a Registration Statement under the Securities Act with respect to the Debt Securities offered hereby. This Prospectus, the Prospectus Supplement and any Pricing Supplement do not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K Report"), Ford Credit's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 (the "First Quarter 10-Q Report"), June 30, 1997 (the "Second Quarter 10-Q Report") and September 30, 1997 (the "Third Quarter 10-Q Report"), and Ford Credit's Current Reports on Form 8-K dated January 29, 1997, February 12, 1997, February 19, 1997, February 26, 1997, April 18, 1997, June 9, 1997, July 16, 1997, September 8, 1997, October 8, 1997,
October 9, 1997 and October 16, 1997 are incorporated in this Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the initial Registration Statement and prior to the effective date of the Registration Statement and (ii) after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

                            ------------------------

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada and Australia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit's insurance operations are conducted by The American Road Insurance Company and its subsidiaries in the United States and Canada and consist of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford also is one of the largest providers of financial services worldwide.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities primarily are conducted through the following subsidiaries: Ford Credit, Associates First Capital Corporation ("The Associates") and The Hertz Corporation.

     On October 8, 1997, Ford announced its plan to "spin off" or distribute its 80.7% interest in The Associates to Ford Common and Class B stockholders. The spin-off is subject to the receipt of a ruling from the U.S. Internal Revenue Service that the transaction will be tax-free to Ford and its stockholders. The ruling process is expected to take several months. Upon receipt of a favorable ruling, Ford plans to distribute its 279.5 million shares of The Associates to Ford stockholders in proportion to their ownership of Common and Class B stock.

     In 1996 and in first nine months 1997, The Associates contributed 16.8% and 11.9%, respectively, to Ford's consolidated earnings. Generally, the earnings of The Associates have been retained by The Associates to fund its growth.

                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                            ------------------------

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

     Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of August 1, 1994, as supplemented from time to time (the "Indenture"), between Ford Credit and First Union National Bank ("First Union"), Trustee. The term "Trustee", as used herein, shall mean First Union and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture or the respective Forms of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $5,725,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Ford Credit's Board of Directors. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement which accompanies this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies or currency units in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are issuable as a Global Security; and (14) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

     The Debt Securities will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     Except as otherwise provided in the Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by Ford Credit in New York City, except that at the option of Ford Credit interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.01 and 10.02).

     Except as otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but Ford Credit may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05).

BOOK-ENTRY, DELIVERY AND FORM

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Debt Securities will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including certain of the underwriters or agents), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Debt Securities by Ford Credit the Depository will credit the accounts of Participants designated by the underwriters or agents with the principal amounts of the Debt Securities purchased by the underwriters or through the agents, and (ii) ownership of interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the Participants and the indirect participants. The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     So long as a nominee of the Depository is the registered owner of the Global Notes, such nominee for all purposes will be considered the sole owner or holder of such Debt Securities under the Indenture. Except as provided below or in the Prospectus Supplement, owners of beneficial interests in the Global Notes will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Neither Ford Credit, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debt Securities registered in the name of the Depository's nominee will be made by the Trustee to the Depository. Under the terms of the Indenture, Ford Credit and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of receiving payment of principal and interest on the Debt Securities and for all other purposes whatsoever. Therefore, neither Ford Credit, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities to owners of beneficial interests in the Global Notes. The Depository has advised Ford Credit and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such payment date. Payments by Participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Ford Credit within 90 days, Ford Credit will issue Debt Securities in definitive form in exchange for the Global Notes. In addition, Ford Credit may at any time determine not to have a series of Debt Securities represented by Global Notes and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Debt Securities of such series equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Unless otherwise specified in the Prospectus Supplement, Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SUBSIDIARIES

     The term "subsidiary of the Company" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford Credit or by one or more subsidiaries of Ford Credit, or by Ford Credit and one or more subsidiaries of Ford Credit. The term "Restricted Subsidiary" is defined in the Indenture as a subsidiary of the Company, incorporated in or conducting the major part of its business in the United States, any of the activities of which includes insurance underwriting or which had, at the end of its last quarterly accounting period preceding the date of computation, assets with a value in excess of $1 million representing accounts or notes receivable resulting from the financing of new cars, trucks, tractors and farm and industrial equipment manufactured or sold by Ford or from the financing of used cars, trucks, tractors and farm and industrial equipment of the same types, whether manufactured by Ford or others. (Section 1.01).

LIMITATION ON LIENS

     If Ford Credit or any Restricted Subsidiary shall pledge or otherwise subject to any lien (such a pledge or lien is defined in the Indenture as a "Mortgage") any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to (a) certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States, (b) Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States, (c) Mortgages in favor of Ford Credit or any Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary, (e) deposits made in connection with pending litigation, (f) Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (g) any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses (a) through (f), inclusive. (Section 10.04).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Indenture Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest for 30 days after becoming due; (b) failure to pay the principal or premium, if any, for five business days after becoming due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 90 days after notice; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.01).

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on, or interest on any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.01).

     Pursuant to the terms of the Indenture, Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default and the nature thereof. (Section 10.05).

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13).

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford Credit and the rights of the holders of a particular series may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02).

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.08). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.09).

CONCERNING FIRST UNION

     First Union National Bank, Trustee under the Indenture, is a depositary of Ford Credit, has a committed credit facility available to Ford Credit and its subsidiaries and has performed other services for Ford Credit in the normal course of its business.

                              PLAN OF DISTRIBUTION

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement sets forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom Ford Credit has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford Credit and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to Ford Credit, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by Ford Credit directly or through agents designated by Ford Credit from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford Credit will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford Credit pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford Credit, to indemnification by Ford Credit against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities offered hereby will be passed on for Ford Credit by J. D. Bringard, Esq., Vice President -- General Counsel of Ford Credit, or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. Mr. Bringard is a full-time employee of Ford Credit and owns and holds options to purchase shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries, including Ford Credit.

                                    EXPERTS

     The financial statements which are incorporated in this Prospectus by reference to the 1996 10-K Report have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their report therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1997 and 1996, June 30, 1997 and 1996, and September 30, 1997 and 1996, included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report, respectively, incorporated by reference in this Prospectus, Coopers & Lybrand have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because each such report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

                              PRINCIPAL OFFICES OF
                           FORD MOTOR CREDIT COMPANY
                               The American Road
                            Dearborn, Michigan 48121

                                    TRUSTEE

                           First Union National Bank
                                765 Broad Street
                            Newark, New Jersey 07102

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT

                    Banque Internationale a Luxembourg S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

      To Ford Motor Company as to          Special United States Tax Counsel to
           United States Law                     Ford Motor Credit Company
             J.D. BRINGARD                          SULLIVAN & CROMWELL
    Vice President-General Counsel                   125 Broad Street
       Ford Motor Credit Company                 New York, New York 10004
           The American Road
       Dearborn, Michigan 48121

                                    To the Underwriters
                                  as to United States Law
                                    SHEARMAN & STERLING
                                    599 Lexington Avenue
                                  New York, New York 10022

                To the issue                                   To the issue
             as to Hong Kong Law                            as to Singapore Law
            LOVELL WHITE DURRANT                             YOONG & PARTNERS
         11th Floor, Peregrine Tower                      11 Collyer Quay #05-06
                Lippo Centre                                    The Arcade
                  Queensway                                  Singapore 049317
                  Hong Kong

                                  AUDITORS TO
                                   FORD MOTOR
                                 CREDIT COMPANY
                            COOPERS & LYBRAND L.L.P.
                             400 Renaissance Center
                            Detroit, Michigan 48243

                                 [FORD LOGO]